U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-39137

Fresh2 Group Limited

650 5TH AVE STE 2416

NEW YORK, NY 10019-6108

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

EXPLANATORY NOTE

On December 15, 2023, Fresh2 Group Limited (the “Company”) issued a press release announcing the appointment of Zhijun (Michael) Liang as an independent director of the Company. A copy of this press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No	Document
99.1	Press Release dated December 15, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fresh2 Group Limited

	By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Chief Executive Officer

Dated: December 15, 2023

2